Filed Pursuant to Rule 433
Registration No. 333-145521
September 21, 2009
PRICING TERM SHEET
GATX Corporation 4.750% Senior Notes due 2012

Issuer:	GATX Corporation

Security:	4.750% Senior Notes due 2012

Size:	$300,000,000

Maturity Date:	October 1, 2012

Coupon:	4.750%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2010

Price to Investors:	99.943%

Benchmark Treasury:	UST 1.375% due September 15, 2012

Benchmark Treasury Yield:	1.520%

Spread to Benchmark Treasury:	T+325 bps

Make-Whole Spread (used to calculate Make-Whole Amount) :	T+50 bps

Expected Settlement Date:	September 24, 2009 (T+3)

CUSIP/ISIN:	361448 AH6 / US361448AH64

Anticipated Ratings:	Baa1 (negative outlook) by Moody’s Investors Service, Inc.
BBB+ (negative outlook) by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Banc of America Securities LLC

Lead Manager:	Mizuho Securities USA Inc.

Co-Managers:	PNC Capital Markets LLC
The Williams Capital Group, L.P.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407 or Banc of America Securities LLC at 1-800-294-1322.